UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 15, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ClearPoint Neuro, Inc.

File No. 1-34822 - CF#37005

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ClearPoint Neuro, Inc. (formerly MRI Interventions, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 13, 2018.

Based on representations by ClearPoint Neuro, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through November 13, 2031
Exhibit 10.3	through November 13, 2031

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office